UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K ☒  Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	KL Acquisition Corp
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	111 West 33rd Street, Suite 1910
City, State and Zip Code:	New York, NY 10120

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2022 within the prescribed time period without unreasonable effort or expense because the financial statements could not be completed in sufficient time to obtain the necessary review of the quarterly report on Form 10-Q in a timely fashion prior to the due date of the report. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Doug Logigian	212	782-3482
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has neither engaged in any operations nor generated any operating revenues to date, nor does it expect to generate any operating revenues until after completion of its initial business combination. The Registrant’s only activities since inception have been organizational activities, those necessary to prepare for its IPO and identifying a target company for its initial business combination. The Registrant generates non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account. The Registrant incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence in connection with its search for targets for its initial business combination.

For the nine months ended September 30, 2022, the Registrant had a net income of $7,863,572, which consists of a change in fair value of warrant liabilities of $7,091,819 and interest earned on marketable securities held in the Trust Account of $1,715,245, offset by operating costs of $642,157, which consisted mostly of general and administrative expenses, and provision for income taxes of $301,335.

For the nine months ended September 30, 2021, the Registrant had a net income of $7,308,518, which consists of a change in fair value of warrant liabilities of $8,547,301, interest earned on marketable securities held in the Trust Account of $63,609, offset by operating costs of $600,749 and offering expenses related to warrant issuance of $701,643.

The amounts reported above are still under review by the Registrant’s independent registered public accounting firm and accounting staff and may differ once reported in the Form 10-Q to be filed by the Registrant.

KL Acquisition Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By:	/s/ Doug Logigian
Doug Logigian
Chief Executive Officer